PRICING SUPPLEMENT	Filed pursuant to Rule 424(b)(3)
(To Prospectus Supplement dated April 2, 2009	Registration No. 333-158277
and Prospectus dated April 2, 2009)
KfW, Frankfurt/Main, Federal Republic of Germany
U.S.$8,000,000 Floating Rate Callable Notes Due December 28, 2024
CUSIP: 48245ABZ3
ISIN: US48245ABZ30
           Investing in the Notes involves certain risks that are described in the “Additional Risk Factor” section on page PS-6 of this pricing supplement and in the “Risk Factors” section of the accompanying prospectus supplement.

		Discounts and	Proceeds, before
	Price to Public(1)	Commissions	expenses to KfW

Per Note	100.0%	–	100.0%
Total	U.S.$8,000,000	–	U.S.$8,000,000

(1)	Plus accrued interest, if any, from the Interest Commencement Date specified below, if the notes are delivered after that date.
           The Dealer named below expects to deliver the notes to investors on or about December 28, 2009.

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this pricing supplement or the related prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

MORGAN STANLEY
DECEMBER 15, 2009

ABOUT THIS PRICING SUPPLEMENT
          This pricing supplement supplements the accompanying prospectus supplement dated April 2, 2009 relating to KfW’s Medium-Term Note Program and the accompanying prospectus dated April 2, 2009 relating to KfW’s debt securities. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.
          You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. We have not authorized anyone else to provide you with different information. KfW and the dealer are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplement and prospectus is current only as of this date, and information incorporated by reference is current only as of the date of such information.

SPECIFIC TERMS

Issuer: KfW	Title of Securities: USD 8,000,000 Floating Rate Callable Notes due December 28, 2024

Aggregate Principal Amount: USD 8,000,000	Maturity Date: December 28, 2024

Original Issue Date: December 28, 2009	Initial Interest Rate: None

Interest Commencement Date: December 28, 2009	First Interest Payment Date: March 28, 2010

Final Redemption Price: 100%

Type of Floating Rate Note:

☑	Regular Floating Rate
☐	Floating Rate/Fixed Rate
Fixed Rate Commencement Date:
☐	Fixed Rate/Floating Rate
Fixed Interest Rate:
Floating Rate Commencement Date:
☐	Inverse Floating Rate
☐	Other:

Interest Rate Basis/Bases:
☐	CD Rate
☐	CMT Rate:
☐ CMT (T7051 Page)
☐ CMT (T7052 Page)
☐	Commercial Paper Rate
☐	Federal Funds Rate
☐	LIBOR -
LIBOR Currency (if not U.S. dollars):
LIBOR Reuters Screen Page (if not U.S. dollars):
☐	Prime Rate
☐	Treasury Rate:
☑	Other:

From and including December 28, 2009 to but excluding December 28, 2012 the Interest Rate will be calculated according to the following formula: 5.00% p.a. times the Accrual Factor

From and including December 28, 2012 to but excluding December 28, 2015 the Interest Rate will be calculated according to the following formula: 5.75% p.a. times the Accrual Factor

From and including December 28, 2015 to but excluding December 28, 2018 the Interest Rate will be calculated according to the following formula: 6.00% p.a. times the Accrual Factor

From and including December 28, 2018 to but excluding December 28, 2021 the Interest Rate will be calculated according to the following formula: 6.50% p.a. times the Accrual Factor

From and including December 28, 2021 to but excluding December 28, 2024 the Interest Rate will be calculated according to the following formula: 7.00% p.a. times the Accrual Factor
Where:
“Interest Period” is the period from and including each scheduled Interest Payment Date (or the Interest Commencement Date, in the case of the first Interest Period) to but excluding the immediately following Interest Payment Date (or the Maturity Date, in the case of the final Interest Payment Date).

“Accrual Factor” is for any Interest Period, the number of calendar days in that Interest Period on which the value of the Reference Rate observed on that day is greater than or equal to the Lower Barrier and less than or equal to the applicable Upper Barrier, divided by the total number of calendar days in that Interest Period.
“Upper Barrier” is
for the Interest Period from and including December 28, 2009 to but excluding December 28, 2012:
6.00% per annum;
for the Interest Period from and including December 28, 2012 to but excluding December 28, 2015:
6.25% per annum;
for the Interest Period from and including December 28, 2015 to but excluding December 28, 2018:
6.50% per annum;
for the Interest Period from and including December 28, 2018 to but excluding December 28, 2021:
6.75% per annum; and
for the Interest Period from and including December 28, 2021 to but excluding December 28, 2024:
7.00% per annum
“Lower Barrier” is 0.00% per annum
“Reference Rate” is, for any day within an Interest Period, the rate for deposits in U.S. Dollars for a period of six months that appears on Reuters Page LIBOR01 as of 11:00 a.m. London time on such day (subject to the Rate Cut-Off). If the Reference Rate cannot be determined on any such day, the Calculation Agent will determine the Reference Rate based on quotations from four major banks in the London interbank market, as described in the Prospectus, for deposits in U.S. dollars for a period of six months.
“Rate Cut-Off” means that (a) for each day in an Interest Period that is a Saturday, Sunday or a day which is not a London Business Day, the Reference Rate will be the Reference Rate in effect on the immediately preceding London Business Day, and (b) the Reference Rate for each calendar day falling after the fifth London Business Day immediately preceding the applicable Interest Payment Date (the “Rate Cut-Off Date”) up to but excluding the end of the same Interest Period will be the Reference Rate in effect on the Rate Cut-Off Date.
“London Business Day” is any day, except for Saturday or Sunday, on which commercial banks and foreign exchange markets settle payments and are open for general business in London.

Spread: N.A.	Maximum Interest Rate: N.A.
Spread Multiplier: N.A.	Minimum Interest Rate: N.A.
Index Maturity: N.A.
Interest Reset Period:

☑ daily	☐ weekly	☐ monthly
☐ quarterly	☐ semi-annually	☐ annually
Interest Reset Date(s): as provided in §3(B) of the Conditions (unless otherwise specified): Each calendar day, subject to the Rate Cut-Off, as set forth above.
Interest Determination Date(s): as provided in §3(C) of the Conditions (unless otherwise specified) Each Interest Reset Date, subject to the Rate Cut-Off, as set forth above.

Interest Calculation Date(s): as provided in §3(F)(1) of the Conditions (unless otherwise specified) The fifth London Business Day immediately preceding the applicable Interest Payment Date.
Calculation Agent:
☐ Deutsche Bank Trust Company Americas
☑ Other: Morgan Stanley Capital Services, Inc.
Interest Payment Date(s): unless otherwise specified, the 28th of the following
(subject to §3(E) in the Conditions)
☐ Each of the 12 calendar months in each year
☑ Each March, June, September and December in each year, commencing March 28, 2010
☐ Each of the following two calendar months in each year:
☐ The following calendar month in each year:
Redemption:      ☑ Yes            ☐ No
Redemption Commencement Date (as provided in para. 3 of §7 of the Conditions):
Redemption Date(s) (as provided in para. 2 of §7 of the Conditions): Each March 28,
June 28, September 28 and December 28, commencing December 28, 2011
Minimum Redemption Notice Period: 10 Business Days
Redemption Price (expressed as a percentage of the Aggregate Principal Amount to be redeemed):
100.00%
Repayment:      ☐ Yes           ☑ No
Repayment Date(s):
Minimum Repayment Notice Period:
Repayment Price (expressed as a percentage of the Aggregate Principal Amount to be repaid):
Specified Currency: U.S. dollars for all payments unless otherwise specified below:
Payments of principal and any premium:
Payments of interest:
Authorized Denomination: USD 1,000
Exchange Rate Agent:

Original Issue Discount Note (“OID”):	☐ Yes	☑ No
Total Amount of OID:
Yield to Maturity:
Initial Accrual Period OID:

Day-Count Fraction:	☐ Act/360 (as provided in §3(F)(3)(a) of the Conditions)
☑ Actual/Actual ISDA (as provided in §3(F)(3)(b) of the Conditions
☐ Other:
Business Day Convention (for Interest Payment Dates other than the Maturity Date):
As provided in §3(E) of the Conditions (unless otherwise specified:                     ):
☑ Following Business Day Convention, no adjustment of Interest
☐ Modified Following Business Day Convention, adjustment of Interest
Other Terms of Notes:
Business Day
The section “Business Day” in § 5 of the Conditions of the Notes shall be amended as follows: With respect to the Notes, “Business Day” means a New York Business Day and a London Business Day as defined above.

Other:
(1) Additional Risk Factor
The Interest Rate of the Notes is uncertain and could be 0.0%
Interest payable on the Notes is uncertain, and movements in the Reference Rate will affect whether or not and the extent to which you will receive interest on the Notes in any Interest Period.
Because of the formula we use to calculate the Interest Rate on the Notes, if the Reference Rate is less than 0.00% p.a. (the “Lower Barrier”) or greater than the applicable Upper Barrier, no interest will accrue for such day. Therefore if the level of the Reference Rate falls outside the Lower Barrier on each day during an Interest Period, you will receive no interest payment for such Interest Period. Even if you receive some interest payments on some or all of the Interest Payment Dates, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of a comparable maturity that bears interest at a prevailing market rate.
(2) Additional Tax Information on United States Taxation
For the reasons described below, although not entirely free from doubt, we believe that the Notes should be characterized as “variable rate” notes for U.S. federal income tax purposes and we intend to treat the Notes as such. For a summary of the material U.S. federal income tax consequences of owning variable rate notes, please see the description under the heading “United States Taxation — United States Holders — Original Issue Discount — Variable Rate Notes” in the accompanying prospectus.
Under the applicable U.S. Treasury Regulations governing original issue discount on debt instruments, a debt instrument is a variable rate note if it provides for interest at an “objective rate” (that is, a rate determined using a single interest rate formula based on objective financial or economic information), unless the debt instrument is reasonably expected to provide for significant “front-loading” or “back-loading” of interest.
Under the U.S. Treasury Regulations governing original issue discount on debt instruments, for purposes of determining the yield and maturity of a debt instrument that provides the issuer an option to call the note, an issuer is generally deemed to exercise or not exercise an option or combination of options in a manner that minimizes the yield on the debt instrument (the “Option Rule”). We believe that, although the applicable U.S. Treasury Regulations are not entirely clear, the Option Rule should apply to the Notes. Accordingly, taking into account our ability to call the Notes, we believe that, for purposes of determining the maturity date of the Notes and the category of interest payable on the Notes, the Notes should be treated as if they matured on or prior to the date when the Interest Rate is first scheduled to increase, because electing to call the Notes on that date or before would likely minimize the yield on the Notes.
Furthermore, we believe that, although the applicable U.S. Treasury Regulations are not entirely clear, the existence of our option to call the Notes should also be taken into account in determining whether the Notes are reasonably expected to provide for significant “front-loading” or “back-loading” of interest. Taking into account that option, we do not expect there to be significant “front-loading” or “back-loading” of interest payments on the Notes.
On the basis of the foregoing, interest on the Notes should be treated as payable at an “objective rate” within the meaning of the U.S. Treasury Regulations. Accordingly, the Notes should qualify as variable rate notes.

You should be aware that the presumption under the Option Rule described above is only applicable for purposes of determining the tax treatment of the Notes. We are under no obligation to call, and we are not making any promise or representation that we will call, the Notes prior to the stated maturity date.
Alternatively, if our call option is not presumed to be exercised under the Option Rule or if it is otherwise determined that the Notes are reasonably expected to provide for significant “front-loading” or “back-loading” of interest, then the Notes should be classified as “contingent payment obligations,” which are subject to special rules. In that case, among other differences, United States Holders of the Notes that otherwise use the cash receipts and disbursements method of accounting would be required to use an accrual method of accounting in determining their income from ownership of the Notes, and gain from a sale, redemption or exchange of the Notes would be treated as ordinary income rather than capital gain.
If, contrary to the presumption under the Option Rule, we do not call the notes on or before the December 28, 2012, the Notes would, under the Option Rule, solely for purposes of determining how income should be accrued on the Notes, be treated as having been reissued on that date. This deemed reissuance should not give rise to taxable gain or loss for United States Holders. The Notes thereafter would likely be treated either as variable rate notes or as contingent payment obligations, depending, in part, on whether or not, under the Option Rule, they should be treated as maturing on or prior to December 28, 2015. Because, as discussed above, we believe that the Option Rule should apply to the Notes, we believe that the Notes should be treated as variable rate notes throughout the term of the Notes as long as at the time that the Interest Rate on the Notes changes, the Note is not expected to provide for significant “front-loading” or “back-loading” of interest while that Interest Rate is in effect. If treated at that time as variable rate notes, rules similar to the rules described above would apply at the end of each successive period after which the Interest Rate changes.
(3) Delivery and Settlement
We expect that delivery of the notes will be made against payment therefor on or about the original issue date specified above in this pricing supplement, which will be on the tenth business day following the date of the pricing (“T+10”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or succeeding business days will be required, by virtue of the fact that the notes will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should also consult their own advisors in this regard.